UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 4, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS 065, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1344590
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 065, LLC (the “Company” or “we”) in its Current Report on Form 1-U as filed with the SEC on October 5, 2023, the Company received consent from the holders of the requisite number of voting shares of the Company to amend agreements to which it is party with respect to each of the following:

●	To change the way Masterworks’ management fee equity will be earned such that management fee equity will be issued at the Cayman subsidiary level (i.e. the segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company) as opposed to the Company level.

●	To accelerate the vesting on management fee shares previously earned and eliminate vesting provisions on Masterworks’ management fee equity going forward.

●	To authorize creation of a Class C share to formalize Masterworks’ right to replace the Board of Managers.

On December 31, 2023, the members of the Company and the Board of Managers of the Company entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company to change the entity that issues management fee shares, eliminate the vesting provisions relating to management fee shares and authorize the Class C share. A copy of the form of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

In addition, the Company, Masterworks Cayman, on behalf of the 065 Segregated Portfolio, and Masterworks Administrative Services, LLC entered into an Amended and Restated Administrative Services Agreement to make changes consistent with the amendments described above. A copy of the form of Amended and Restated Administrative Services Agreement is attached to this Form 1-U as Exhibit 6.1.

In addition, with respect to any shares issued by Masterworks Cayman, SPC, the Company has attached the Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC and Form of Designation of SPC Ordinary Shares and Class M SPC Ordinary Shares to this Form 1-U as Exhibit 6.2 and Exhibit 6.3, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Operating Agreement.
6.1	Form of Amended and Restated Administrative Services Agreement.
6.2	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC.
6.3	Form of Designation of SPC Ordinary Shares and Class M SPC Ordinary Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 065, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: January 4, 2024